August 30, 2004


Mr. Freddie Jacobs Unified Fund Services 431 N. Pennsylvania St. Indianapolis, IN 46204


Dear Freddie:

At your request, we have read the disclosures made in the document entitled "Attachment of Disclosures Required by Items 77K and 77Q1 of Form N-SAR" regarding the change in accountants of the IMS Funds (series' of AmeriPrime Funds) and agree with their content.

Sincerely,


/s/ McCurdy & Associates

McCurdy & Associates CPA's, Inc.